SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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UPM’s Financial Review for 2004:

Paper markets developing positively

Profitability showed a turn for the better

Key figures for January 1 to December 31, 2004:

•	Earnings per share for 2004 were EUR 1.83 (1-12/2003: 0.61), and excluding non-recurring items EUR 0.52 (0.50).

•	Profit before tax was EUR 600 (1-12/2003: 438) million, and excluding non-recurring items EUR 359 (363) million.

•	Fourth quarter profit before tax and excluding non-recurring items was EUR 80 (10-12 /2003: 19) million, and earnings per share EUR 0.12 (0.05).

•	Gearing ratio was 61% (2003: 69)

•	Sales 2004 were EUR 9,820 (2003: 9,787) million

•	Board of Directors’ dividend proposal is EUR 0.75 (0.75)

UPM President & CEO Jussi Pesonen comments on the 2004 accounts:

“UPM’s result improved during the second half of last year. However, the result was weak, although the delivery volumes were good. The result was weakened by low average prices for paper and increasing costs. The depreciation of export currencies also adversely affected the result. The balance sheet further strengthened and the cash flow remained strong. Considering these factors, the Board of Directors decided to propose unchanged dividend.”

“The decline in paper prices came to an end in 2004. We also succeeded in improving cost-effectiveness and production efficiency. Demand developed positively throughout the year, which meant improved supply/demand balance.”

“During the year, UPM introduced number of measures that will influence our profitability and future competitiveness. We embarked on restructurings and made several investments, and results from some of these will already be visible this year.”

“We expect profitability in 2005 to be better than that for last year. The order inflow was strong in January, and paper deliveries are forecast to grow further.”

“Sales prices are higher than at the end of last year and, in export markets, price increases exceed losses caused by the recent weakening of invoicing currencies. We started price negotiations for paper in good time last summer and succeeded in raising contract prices early this year. Average prices for newsprint rise by somewhat below 10 per cent and, for magazine papers and coated fine papers, by about half of that.

“Financial results from our converting business, notably Raflatac, made good progress. Demand for converted products is expected to grow on all markets. The Wood Products Division’s plywood and sawn timber continue to be in good demand, although sawn timber markets are still oversupplied.

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“The existing cost saving programmes are continuing, and we expect the rise in costs to be moderate. Capital expenditure will be somewhat higher than last year, but will remain below depreciation”, says Pesonen.

For more information, please contact:

Mr Jussi Pesonen, President and CEO, tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

* * * * * *

News Conference and Conference Call Information

A news conference regarding the Financial Review will be held at UPM’s head office today at 13:30 Finnish time (11:30 GMT, 06:30 EST). It will also be broadcast on-line at the company’s website www.upm-kymmene.com. The reply from the news conference will be available for the next 3 months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST) on February 1, 2005. The Conference Call reply will be available until February 8, 2005 at the following phone number: +44 (0) 1452 550 000, access code: 246 9711#.

In the United States and Canada the Conference Call number is +1 866 220 1452. The reply will be heard at the following number +1 866 247 4222, access code: 246 9711#.

UPM

Corporate Communications

February 1, 2005

UPM FINANCIAL REVIEW 2004

No auditors’ report has been issued in respect of the financial statements.

•	Earnings per share for 2004 were EUR 1.83 (0.61 for 2003), and excluding non-recurring items EUR 0.52 (0.50).

•	Profit before tax was EUR 600 million (438 million for 2003), and excluding non-recurring items EUR 359 million (363 million).

•	Fourth-quarter profit before tax and excluding non-recurring items was EUR 80 million (133 million for the previous quarter and 19 million for the same period in 2003); earnings per share were EUR 0.12 (0.19 and 0.05 respectively).

•	Paper demand grew strongly during 2004.

Key figures

	10-12/ 2004	7-9/ 2004	10-12/ 2003	1-12/ 2004	1-12/ 2003	1-12/ 2002
Sales, EUR million	2,423	2,449	2,511	9,820	9,787	10,417
EBITDA, EUR million 1)	356	400	327	1,460	1,461	1,954
% of sales	14.7	16.3	13.0	14.9	14.9	18.8
Operating profit, EUR million	197	250	39	639	352	803
excluding non-recurring items, EUR million	102	140	41	434	413	905
Profit before tax, EUR million	211	243	153	600	438	710
excluding non-recurring items, EUR million	80	133	19	359	363	734
Net profit for the period, EUR million	444	168	120	958	319	500
Earnings per share, EUR	0.85	0.32	0.23	1.83	0.61	0.96
excluding non-recurring items, EUR	0.12	0.19	0.05	0.52	0.50	1.00
Diluted earnings per share, EUR	0.84	0.32	0.23	1.82	0.61	0.96
Return on equity, %	24.1	9.5	6.8	13.1	4.4	6.8
excluding non-recurring items, %	3.3	5.6	1.4	3.7	3.7	7.1
Return on capital employed, %	8.1	9.4	6.6	6.3	5.2	7.4
excluding non-recurring items, %	4.0	6.0	2.5	4.5	4.7	7.6
Equity to assets ratio at end of period, %	48.2	44.3	42.5	48.2	42.5	41.1
Gearing ratio at end of period, %	61	69	69	61	69	71
Shareholders’ equity per share at end of period, EUR	14.46	13.62	13.36	14.46	13.36	13.85
Capital employed at end of period, EUR million	12,953	12,813	12,811	12,953	12,811	13,689
Net interest-bearing liabilities at end of period, EUR million	4,617	4,956	4,874	4,617	4,874	5,135
Capital expenditure, EUR million	222	140	200	686	720	620
Personnel at end of period	33,433	34,001	34,482	33,433	34,482	35,579

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

THE MARKET IN 2004

Demand for paper grew faster than general economic growth in Europe, the company’s main market. There was a sharp rise in printed advertising, boosting demand for coated papers in particular but also for newsprint. The same trend was visible for coated papers in North America. In Asia, demand continued to grow strongly, especially in China. Global paper manufacturing capacity increased more slowly than demand, thus improving the balance between supply and demand.

Average prices for magazine papers in Europe were somewhat lower compared with the previous year. In the United States average prices rose. Newsprint prices in Europe fell slightly but increased in the United States and Asia. Fine paper prices in Europe fell as a result of plentiful supply. In China, prices fluctuated during the year. Prices for label and packaging papers were raised.

The markets served by the Converting Division showed an improvement on 2003. Demand for self-adhesive labelstock grew in all markets. Raflatac enjoyed robust growth, especially in North America. Demand for siliconized papers developed well in North America and the situation in Europe also strengthened during the year. Demand for industrial wrappings grew.

The markets for plywood improved and prices were raised during the second half of the year. The oversupply in sawn timber continued and prices remained low. Trading conditions for wood-based building supplies in Finland remained good.

EARNINGS

•	FOURTH QUARTER OF 2004 COMPARED WITH THIRD QUARTER

Sales for the fourth quarter were EUR 2,423 million, compared with EUR 2,449 million for the third quarter.

Operating profit was EUR 197 million (250 million for the third quarter). Operating profit includes net EUR 95 million in non-recurring income. Following changes to Finland’s employees’ pension scheme (TEL), the disability pensions arranged with insurance companies has been treated in the books as a defined contribution plan instead of the previous defined benefit plan. This resulted in a decrease in pension liability of EUR 246 million and a corresponding amount as non-recurring income. A further EUR 23 million in non-recurring income was booked in respect of other changes to the Finnish pension scheme. The closure of Miramichi pulp mill in Canada caused EUR 110 million of non-recurring charges and the restructuring of wood products operations in Finland EUR 34 million. In addition, a provision of EUR 11 million was made for changes in group structure and a EUR 19 million provision for long-term wood supply agreements in the UK. Third-quarter operating profit includes a capital gain of EUR 110 million on the sale of the wood-based building supplies chain Brooks Group in Ireland.

As a result of mandatory downtime around Christmas at Finnish pulp and paper mills and the one-day strike in November in Finland, operating profit excluding non-recurring items decreased to EUR 102 million, 4.2% of sales, compared with the previous quarter’s EUR 140 million and 5.7% of sales. Profitability was also negatively affected by the stronger euro. Operating profit for the Converting Division was down on the previous quarter. The market, however, remained good. The profitability of the Wood Products Division improved on the third quarter for seasonal reasons.

Profit before tax was EUR 211 million (243 million), and excluding non-recurring items EUR 80 million (133 million). In addition to non-recurring items included in operating profit, profit includes a reversal of the impairment charge made in 2003 on listed company shares of EUR 26 million and income of EUR 10 million related to changes in - pension system (TEL) concerning associated companies. Taxes booked for the fourth quarter were EUR 234 million positive (75 million negative). Taxes include non-recurring income of EUR 284 million. In connection with the Haindl acquisition in 2001, new tax bases were set for the net assets acquired. As uncertainty regarding taxation has now been removed, the reduction in deferred tax liability and income tax credit of EUR 284 million mentioned above was booked. Including the portion of tax-deductible goodwill, the positive cash effect will be approximately EUR 400 million in the next ten years or so.

Earnings per share were EUR 0.85 (0.32). Excluding non-recurring items, earnings per share were EUR 0.12 (0.19), return on equity 3.3% (5.6) and return on capital employed 4.0% (6.0).

•	2004 COMPARED WITH 2003

Sales for 2004 were EUR 9,820 million, slightly higher than in 2003 (9,787 million). Although paper deliveries increased by 4%, the continued fall in paper prices in Europe and the stronger euro reduced sales. Restructuring within the Wood Products Division also negatively affected sales.

Operating profit was EUR 639 million (352 million), which includes net non-recurring income of EUR 205 million (charges of 61 million). Non-recurring income amounted to EUR 379 million and non-recurring charges to EUR 174 million. Excluding non-recurring items, operating profit was EUR 434 million (413 million), 4.4% (4.2) of sales.

Operating profit for the paper divisions fell due to lower sales prices in Europe and the stronger euro. Profitability was enhanced by higher deliveries and the cost savings made. Operating profit for the Converting Division improved markedly, as demand strengthened and prices for some products were raised. The Wood Products Division also improved its operating profit, in particular from its plywood operations. In Other Operations, joint resources clearly improved their operating profits.

Profit before tax was EUR 600 million (438 million), and excluding non-recurring items EUR 359 million (363 million). Interest and other finance costs net were EUR 178 million (177 million).

Interest expenses were lower, but dividend income fell by EUR 11 million. Gains of EUR 48 million were booked on exchange rate differences and changes in fair values (107 million). The Group’s share of results of associated companies before tax was EUR 64 million (29 million). Taxes were EUR 359 million positive (121 million negative). Taxes for 2004 include non-recurring gains of EUR 235 million relating to the change in Finnish tax laws and EUR 284 million relating to the decrease in deferred tax liability in Germany. The effective tax rate, excluding non-recurring tax gains, was 26.7% (27.6).

Profit for the year was EUR 958 million (319 million).

Earnings per share were EUR 1.83 (0.61), return on equity 13.1% (4.4) and return on capital employed 6.3% (5.2). Excluding non-recurring items, earnings per share were EUR 0.52 (0.50), return on equity 3.7% (3.7) and return on capital employed 4.5% (4.7).

DELIVERIES

UPM’s paper deliveries increased by 4% and were 10,792 million tonnes in 2004 (10,342 million tonnes).

Magazine paper deliveries were 4,940 million tonnes (4,822 million), newsprint deliveries 2,719 million tonnes (2,587 million), and fine and speciality paper deliveries 3,074 million tonnes (2,879 million).

Plywood production was 969,000 cubic metres (936,000). The output of sawn timber was 2,409 million cubic metres (2,408 million).

FINANCING

At 31 December 2004, the gearing ratio was 61% (69% at 31 December 2003).

Net cash provided by operating activities was EUR 997 million (1,258 million). The increase of EUR 114 million in working capital was due to the termination of the asset securitization programme in respect of trade receivables of EUR 179 million. Net interest-bearing liabilities at the end of the year were EUR 4,617 million (4,874 million). The average maturity of borrowings at the year-end was 7.6 years (8.1).

UPM’s credit ratings for its bonds at the year-end were unchanged at Baa1 (Moody’s - negative) and BBB (S&P - stable).

PERSONNEL

The average number of employees was 34,815 (35,751). At the end of the year the Group had 33,433 employees (34,482). The decrease was mainly due to divestments and closures of units.

CAPITAL EXPENDITURE

Capital expenditure, excluding acquisitions, was EUR 645 million (703 million), 6.6% (7.2) of sales. Including acquisitions, capital expenditure was EUR 686 million (720 million).

The rebuild of Wisaforest pulp mill in Finland, which increased its capacity by 180,000 tonnes, was started up during spring. The rebuild of paper machine 2 at the Rauma mill in Finland was completed in March. The new sawmill, annual capacity 300,000 cubic metres, at Pestovo in Russia was inaugurated in May.

UPM’s largest on-going investment, the 450,000 t/a paper machine project near Shanghai in China, is going according to plan and the machine is expected to start up in summer 2005.

During the second quarter, UPM decided to invest EUR 60 million in developing release paper production at its Tervasaari mill in Finland. The rebuild planned for PM 8 will increase production capacity by 45,000 t/a to 175,000 t/a. The work is due for completion in summer 2005. Also during the second quarter, the company announced a EUR 18 million investment for its Kaipola mill in Finland. The investment will increase the use of recycled fibre.

In September, UPM decided to invest USD 40 million in raising the coating and converting capacity of Raflatac’s self-adhesive labelstock factory in Fletcher, North Carolina. The new line will start up during the last quarter of 2005.

In December, the company decided on two power plant investments. Together with Rauman Energia Oy and Pohjolan Voima Oy, it was decided that EUR 75 million would be spent on increasing power generating capacity at Rauma paper mill in Finland by the end of 2006. UPM’s share of the investment is about EUR 20 million. A new power boiler using renewable fuel will be built at Shotton paper mill in Wales for a late 2006 start-up. The cost of the investment is EUR 60 million.

UPM has reserved, through its associated company Pohjolan Voima Oy, approximately 470 MW of the output from the new Finnish nuclear power plant being built in southwest Finland. UPM invested EUR 40 million in the project at the end of the year.

RESTRUCTURING

In April, UPM sold the Danish building materials retail chain Anco Træ. The operations in question had annual sales of EUR 70 million and employed 190 people.

The Irish building supplies chain Brooks Group Limited was sold during the third quarter. Brooks Group had annual sales of EUR 195 million and 430 employees.

At the end of September, UPM announced its intention to close the 240,000 t/a kraft pulp mill at Miramichi in Canada. The mill was closed at the beginning of December. The reorganization of Miramichi will also affect the paper mill and wood procurement.

Measures to restructure the Wood Products Division’s businesses in Finland were decided in October. As a result, UPM’s annual sawmilling production will decrease by about 400,000 cubic metres and birch plywood production by 70,000 cubic metres. Personnel reductions will be about 670. Aureskoski sawmill and Viiala plywood mill were closed at the end of 2004, and Kuopio plywood mill will be closed during the latter half of 2005. Sawmilling at Alholma and Kajaani will be reduced by about one third. Staff functions will be adjusted accordingly.

In November, the company announced its withdrawal from a planned wood procurement and possible pulp mill project in Zhanjiang, Guandong province in China.

COST-CUTTING PROGRAMME

In April 2003, UPM announced a programme aiming at annual cost savings of EUR 200 million by the beginning of 2005. The target was achieved about half a year ahead of schedule.

SHARES

UPM share turnover on the Helsinki Exchanges in 2004 was EUR 9,731 million (9,117 million). The highest quotation was EUR 17.13 in November and the lowest EUR 14.44 in January. The value of the company’s shares traded on the New York Stock Exchange was USD 311 million (191 million).

The Annual General Meeting of 24 March 2004 approved a proposal to buy back a minimum of 100 and a maximum of 26,178,900 own shares. The meeting authorized the Board to decide on the disposal of shares so purchased.

The company did not buy back any of its own shares under the authorization during the year.

The same meeting authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000. This authorization has not been used. Options were exercised to subscribe 871,342 shares during 2004. Together with the authorization and share options, the number of shares, which stood at 524,450,272 at the end of December, may increase to a maximum of 651,493,930. The number of shares entered in the Trade Register at 31 December 2004 was 524,320,252.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

COMPANY DIRECTORS

The Annual General Meeting elected two new Board members: Karl Grotenfelt, Chairman of the Board of Famigro, and Françoise Sampermans, Director of the French media distribution chain NMPP. The following persons were re-elected members of the Board of Directors: Martti Ahtisaari, ex-President of the Republic of Finland, Michael C. Bottenheim, ex-Director of Lazard Brothers, Berndt Brunow, Managing Director of Oy Karl Fazer Ab, Georg Holzhey, former director of Haindl and UPM-Kymmene, Jorma Ollila, Chairman and Chief Executive Officer of Nokia Corporation, Gustaf Serlachius, and Vesa Vainio.

At its first meeting the Board of Directors elected Vesa Vainio to serve as its chairman and Jorma Ollila and Gustaf Serlachius as vice chairmen.

The Board of Directors elected from its members an Audit Committee with Michael C. Bottenheim as chairman and Martti Ahtisaari and Françoise Sampermans as members. Vesa Vainio was elected chairman of the Human Resources Committee, and Berndt Brunow and Georg Holzhey as members. Gustaf Serlachius was elected chairman of the Nomination Committee, and Karl Grotenfelt and Jorma Ollila as members.

LITIGATION

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

UPM has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004, UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded to the Statement of Objection.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

OUTLOOK FOR 2005

Paper deliveries are forecast to increase. Sales prices will be higher than at the end of last year. In export markets, price increases will exceed losses caused by the recent weakening of invoicing currencies.

Demand for converted products is estimated to grow in all markets. In wood products, demand for plywood and sawn timber will remain good, but the markets for sawn timber will continue to be over-supplied.

The cost-cutting programmes will continue, and costs for the current year are therefore likely to show only a modest rise. Profitability is expected to be better than last year.

Capital expenditure will be somewhat higher than in 2004 but remain below depreciation.

DIVIDEND FOR 2004

The Board of Directors will propose to the Annual General Meeting to be held on 31 March 2005 that a dividend of EUR 0.75 per share be paid for the 2004 financial year (EUR 0.75 for 2003). It is proposed that dividend be paid on 12 April 2005.

FINANCIAL INFORMATION IN 2005

The Annual Report for 2004 will be published on the company’s Internet pages on Thursday 17 March 2005. The printed Annual Report will be available during the week beginning 21 March 2005.

•	Publication of interim reports:

Interim Report January-March 2005 26.4.2005

Interim Report January-June 2005 28.7.2005

Interim Report January-September 2005 *1.11.2005

*	The date differs from that announced earlier.

Magazine Papers

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales, EUR million	876	834	821	754	890	828	804	758	3,285	3,280	3,570
EBITDA, EUR million 1)	113	148	120	105	141	141	121	127	486	530	743
% of sales	12.9	17.7	14.6	13.9	15.8	17.0	15.0	16.8	14.8	16.2	20.8
Depreciation, amortization and - impairment charges, EUR million	-192	-116	-116	-111	-118	-112	-112	-116	-535	-458	-529
Operating profit, EUR million	-108	32	4	-6	23	29	9	-11	-78	50	177
% of sales	-12.3	3.8	0.5	-0.8	2.6	3.5	1.1	-1.5	-2.4	1.5	5.0
Amortization of goodwill, EUR million	-14	-15	-15	-14	-14	-15	-15	-14	-58	-58	-58
Non-recurring items, EUR million 2)	-104	—	—	—	—	—	—	-22	-104	-22	-108
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	10	47	19	8	37	44	24	25	84	130	343
% of sales	1.1	5.6	2.3	1.1	4.2	5.3	3.0	3.3	2.6	4.0	9.6
Deliveries, 1,000 t	1,324	1,217	1,244	1,155	1,349	1,218	1,184	1,071	4,940	4,822	4,618
Capacity utilization rate, %	88	94	87	89	89	88	85	85	90	87	85
Capital employed (average)									4,754	5,089	5,396
ROCE (excl. non-recurring items), %									0.5	1.4	5.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004: charges of EUR 110 million relating to the closure of Miramichi kraft pulp mill and income of EUR 6 million relating to changes in the Finnish pension system. Non-recurring charges for 2003 relate to the shutdown of Blandin’s two paper machines.

Sales of magazine papers were practically unchanged on the previous year. Deliveries increased by 2%.

Profitability declined further from 2003. Although deliveries increased and operations became more efficient, operating profit was reduced by lower average prices in Europe and the effects of the weakened U.S. dollar. During the second half of the year profitability also suffered from rises in world market prices for certain oil-based raw materials such as latex, and from energy price increases in continental Europe and North America.

Demand for coated magazine paper grew by 6% in Europe and by 8% in the United States. Magazine advertising recovered and 2004 was in many markets a record year for new magazine launches. Demand for uncoated magazine paper grew by 3% in Europe but declined by 3% in the United States as customers substituted some of their consumption with coated grades. The strong growth in direct mail advertising and the catalogue and insert markets continued to fuel magazine paper markets.

Average sales prices for magazine papers fell by 3% in Europe. In the United States prices rose by 5% on average.

The magazine papers business was less profitable during the final quarter than during the previous quarter. Deliveries increased by 9%, but results were negatively affected by the weakening of the U.S. dollar as well as strikes in Finland and Canada. The strike at Miramichi, Canada, started in mid-December and is still going on. In Europe, only spot prices rose, but in the United States there was a clear rise in prices during the fourth - quarter.

Newsprint

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales, EUR million	342	316	320	317	350	302	320	301	1,295	1,273	1,379
EBITDA, EUR million 1)	53	62	50	56	51	58	56	58	221	223	358
% of sales	15.5	19.6	15.6	17.7	14.6	19.2	17.5	19.3	17.1	17.5	26.0
Depreciation, amortization and impairment charges, EUR million	-54	-55	-57	-58	-60	-54	-54	-54	-224	-222	-234
Operating profit, EUR million	1	7	-7	-2	-9	-5	2	4	-1	-8	121
% of sales	0.3	2.2	-2.2	-0.6	-2.6	-1.7	0.6	1.3	-0.1	-0.6	8.8
Amortization of goodwill, EUR million	-7	-7	-7	-7	-8	-7	-7	-7	-28	-29	-29
Non-recurring items, EUR million 2)	2	—	—	—	—	-9	—	—	2	-9	-8
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	6	14	0	5	-1	11	9	11	25	30	158
% of sales	1.8	4.4	0.0	1.6	-0.3	3.6	2.8	3.7	1.9	2.4	11.5
Deliveries, 1,000 t	736	645	667	671	703	629	661	594	2,719	2,587	2,467
Capacity utilization rate, %	93	98	94	96	89	91	92	89	95	90	88
Capital employed (average)									2,002	2,134	2,393
ROCE (excl. non-recurring items), %									-0.1	0.0	5.4

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004 relate to changes in the Finnish pension system and in 2003 to the shutdown of Voikkaa PM 17.

Sales for the Newsprint Division were up by 2% on the previous year. Deliveries were up by 5%. Average prices in Europe were slightly lower than in 2003.

Operating profit remained unsatisfactory. Although cost efficiency continued to improve, the recent price level has been too low for profitable operations. The price of the division’s main raw material - recovered paper - was similar to the year before. On the other hand, energy costs have risen, especially at the mills in continental Europe.

Newsprint demand grew by 5% in Europe as a result of the growth in newspaper advertising and classified ads. In the United States, despite strong economic growth demand for newsprint fell by 1%.

Average sales prices for newsprint in Europe were 2% lower than in 2003. Prices in markets outside Europe, however, showed a clear rise.

Profitability was lower in the fourth quarter than in the third. Deliveries grew by 14% but the seasonal rise in costs affected profitability. Newsprint prices continued to rise in North America and Asia, but in Europe prices remained the same.

Fine and Speciality Papers

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales, EUR million	545	581	561	588	550	552	559	583	2,275	2,244	2,446
EBITDA, EUR million 1)	84	95	83	96	89	98	99	120	358	406	551
% of sales	15.4	16.4	14.8	16.3	16.2	17.8	17.7	20.6	15.7	18.1	22.5
Depreciation, amortization and impairment charges, EUR million	-53	-48	-49	-49	-51	-50	-50	-49	-199	-200	-196
Operating profit, EUR million	34	47	34	47	38	48	49	71	162	206	355
% of sales	6.2	8.1	6.1	8.0	6.9	8.7	8.8	12.2	7.1	9.2	14.5
Amortization of goodwill, EUR million	-1	-1	-2	-1	-1	-2	-1	-1	-5	-5	-5
Non-recurring items, EUR million 2)	3	—	—	—	—	—	—	—	3	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	32	48	36	48	39	50	50	72	164	211	360
% of sales	5.9	8.3	6.4	8.2	7.1	9.1	8.9	12.3	7.2	9.4	14.7
Deliveries, 1,000 t	739	787	756	792	747	715	713	704	3,074	2,879	2,774
Capacity utilization rate, %	87	93	90	95	87	88	88	88	91	88	89
Capital employed (average), EUR million									2,640	2,621	2,657
ROCE (excl. non-recurring items), %									6.0	7.9	13.4

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items relate to changes in the Finnish pension system.

Sales for the division were 1% up on the previous year. Paper deliveries grew by 7%.

Although increases in both deliveries and speciality paper prices improved profitability, much lower fine paper prices and higher pulp costs resulted in lower operating profit.

Demand for fine papers was strong in Europe. The growth was 8% in coated grades and 7% in uncoated grades. The Chinese market for fine paper continued to show robust growth.

Average prices in Europe for coated fine papers were down by 4% and for uncoated fine papers by 6% compared with 2003. In China, prices fluctuated along with changes both in the competitive situation and in pulp prices.

Label paper demand was strong throughout the year and prices were raised, especially towards the end of the year. The market for packaging papers was relatively stable, allowing prices to be raised.

Operating profit for fine and speciality papers was lower during the fourth quarter than the third. In Finland the one-day strike in November and the mandatory Christmas downtime weakened profitability. Most of the price increases planned for the last few months of the year did not materialize.

Converting

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales, EUR million	354	350	352	353	327	335	344	364	1,409	1,370	1,539
EBITDA, EUR million 1)	28	32	35	36	18	29	22	29	131	98	122
% of sales	7.9	9.1	9.9	10.2	5.5	8.7	6.4	8.0	9.3	7.2	7.9
Depreciation, amortization and - impairment charges, EUR million	-13	-14	-13	-13	-14	-14	-14	-13	-53	-55	-59
Operating profit, EUR million	17	18	22	23	4	15	8	16	80	43	63
% of sales	4.8	5.1	6.3	6.5	1.2	4.5	2.3	4.4	5.7	3.1	4.1
Amortization of goodwill, EUR million	-1	-2	-1	-1	-1	-1	-2	-1	-5	-5	-5
Non-recurring items, EUR million 2)	2	—	—	—	—	—	—	—	2	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	16	20	23	24	5	16	10	17	83	48	68
% of sales	4.5	5.7	6.5	6.8	1.5	4.8	2.9	4.7	5.9	3.5	4.4
Capital employed (average), EUR million									642	690	794
ROCE (excl. non-recurring items), %									12.1	6.2	7.9

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring income relating to changes in the Finnish pension system.

Sales for the division increased by 3% compared with 2003. Deliveries increased and prices for certain converted products rose during the year. Profitability was much better than in 2003. Profitability benefited from stronger demand and price increases, as well as from internal rationalization measures. The strengthening of the euro against the U.S. dollar and the rise in prices for certain raw materials in turn weakened profitability.

Raflatac’s sales grew by 6%. Growth in delivery volumes, more efficient production and higher sales prices for some products lifted operating profit. Results achieved from earlier efficiency measures also boosted profit.

Sales by Loparex showed marginal growth. The demand for siliconized papers improved in North America, while in Europe the market stabilized. Asian markets moved in a positive direction. Loparex recorded clearly better profitability. Raw material prices rose during the second half of the year, adversely affecting financial results.

Walki Wisa’s sales decreased somewhat. The market for industrial wrappings in Europe improved. Delivery volumes were the same as during the previous year. There was little change in profitability.

The Converting Division’s fourth-quarter profits were down on the third quarter. The market was favourable, especially that for self-adhesive labelstock.

Wood Products

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales, EUR million	326	354	418	388	368	381	425	374	1,486	1,548	1,487
EBITDA, EUR million 1)	15	12	27	22	11	12	28	21	76	72	83
% of sales	4.6	3.4	6.5	5.7	3.0	3.1	6.6	5.6	5.1	4.7	5.6
Depreciation, amortization and - impairment charges, EUR million	-34	-13	-13	-13	-13	-13	-12	-13	-73	-51	-51
Operating profit, EUR million	-25	109	14	9	-2	-1	16	8	107	21	32
% of sales	-7.7	30.8	3.3	2.3	-0.5	-0.3	3.8	2.1	7.2	1.4	2.2
Amortization of goodwill, EUR million	—	—	—	—	—	—	—	—	—	—	—
Non-recurring items, EUR million 2)	-27	110	—	—	—	—	—	—	83	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	2	-1	14	9	-2	-1	16	8	24	21	32
% of sales	0.6	-0.3	3.3	2.3	-0.5	-0.3	3.8	2.1	1.6	1.4	2.2
Production, plywood, 1,000 m3	249	212	257	251	231	208	251	246	969	936	905
Production, sawn timber, 1,000 m3	581	482	631	582	628	495	586	565	2,276	2,274	2,051
Capital employed (average), EUR million									748	781	746
ROCE (excl. non-recurring items), %									3.2	2.7	4.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Third-quarter 2004 operating profit includes a EUR 110 million gain on the sale of Brooks Group. Fourth-quarter 2004 non-recurring items include charges of EUR 34 million relating to restructuring at the Finnish sawmills and plywood mills and income of EUR 7 million relating to changes in the Finnish pension system.

The division’s profitability was better than the previous year but was still unsatisfactory.

Sales were 4% down on the previous year due to the sale of the two wood-based building supplies businesses Brooks Group and Anco Træ.

The profitability of the plywood business began to improve during the second half of the year. Sawmilling profitability declined further and operations showed a substantial loss. The reasons were oversupply and, most significantly, high log prices. The availability of domestic wood in the second half of the year was affected by adverse weather conditions, and production had to be curtailed.

Sales of wood-based building supplies were EUR 519 million (608 million). Comparable profitability remained unchanged.

During the final quarter the division’s operating profit, excluding non-recurring items, improved on the seasonally weak third quarter. Plywood demand strengthened and prices rose.

Other Operations

EUR million	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales 1)	105	130	149	168	115	116	123	158	552	512	525
EBITDA 2)	63	51	34	40	17	49	39	27	188	132	97
Depreciation, amortization and - impairment charges	-4	-14	-10	-10	-30	-11	-10	-11	-38	-62	-56
Operating profit 3)	278	37	24	30	-15	27	16	12	369	40	55
of which
Forestry Department, Finland	13	15	12	21	3	14	11	21	61	49	31
Energy Department, Finland	42	27	23	26	34	18	24	20	118	96	69
Other and eliminations	223	-5	-11	-17	-52	-5	-19	-29	190	-105	-45
Operating profit, excluding non-recurring items	59	37	24	30	-13	38	29	16	150	70	41
Capital employed at 31.12., EUR million									3,351	3,187	3,329

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
3)	Non-recurring items in 2004 consist of income of EUR 249 million attributable to changes in the Finnish pension system (TEL) and provisions totalling EUR 30 million for Group restructurings and wood procurement agreements. 2003 includes non-recurring items as follows: charges of EUR 19 million relating to the unrealized MACtac acquisition, losses of EUR 6 million relating to the disposal of the operations of Rosenlew, and charges of EUR 5 million relating to the restructuring of forestry operations in Finland.

Operating profit for the Forestry Department was up on the previous year. Wood procurement volumes increased. The average prices of wood in Finland fell slightly.

The Energy Department also improved its operating profit. The company was able to utilize its own energy resources and the exceptionally abundant supply of hydropower.

Gains and losses on foreign currency hedgings relating to cash flow are reported under Other Operations. In the fourth quarter, gains on currency hedging of EUR 12 million were recognized compared with EUR 5 million during the previous quarter. The full-year impact was EUR 26 million.

Deliveries and production

	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Deliveries
Magazine papers, 1,000 t	1,324	1,217	1,244	1,155	1,349	1,218	1,184	1,071	4,940	4,822	4,618
Newsprint, 1,000 t	736	645	667	671	703	629	661	594	2,719	2,587	2,467
Fine and speciality papers, 1,000 t	739	787	756	792	747	715	713	704	3,074	2,879	2,774
Converting papers, 1,000 t	15	14	14	16	12	14	13	15	59	54	59
Deliveries total	2,814	2,663	2,681	2,634	2,811	2,576	2,571	2,384	10,792	10,342	9,918

Production
Paper, 1,000 t	2,689	2,826	2,639	2,732	2,629	2,577	2,536	2,490	10,886	10,232	10,046
Capacity utilization, paper production, %	89	95	90	92	89	88	87	87	91	88	87
Plywood, 1,000 m3	249	212	257	251	231	208	251	246	969	936	905
Sawn timber, 1,000 m3	617	517	662	613	661	529	623	595	2,409	2,408	2,201
Chemical pulp, 1,000 t	547	585	550	561	476	537	473	541	2,243	2,027	2,102

Associated companies and joint ventures

EUR million	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Share of result before tax
Oy Metsä-Botnia Ab	10	24	23	10	4	12	14	7	67	37	70
Pohjolan Voima Oy	-3	-5	-1	—	-8	-6	-14	5	-9	-23	-13
Other	-3	1	6	2	8	8	2	2	6	15	23
Total	4	20	28	12	4	9	2	14	64	29	80

The final quarter of 2004 includes a non-recurring income of EUR 10 million relating to changes in the Finnish pension system, EUR 6 million of which is attributable to Metsä-Botnia, EUR 3 million to Pohjolan Voima and EUR 1 million to other companies.

The profitability of the pulp producer Metsä-Botnia, of which UPM owns 47%, was better than in 2003. The average price of long-fibre pulp increased from USD 525 per tonne in 2003 to USD 615 per tonne in 2004. The slight price decline at the end of the summer turned to a clear rise in the last quarter. However, the stronger euro offset the positive impact of the improved pulp market on the profitability of pulp production. The one-day strike in Finland affected the last-quarter profits.

Helsinki, 1 February 2005

UPM-Kymmene Corporation

Board of Directors

Financial Information

Consolidated income statement

EUR million	10-12/ 2004	7-9/ 2004	10-12/ 2003	1-12/ 2004	1-12/ 2003	1-12/ 2002
Sales	2,423	2,449	2,511	9,820	9,787	10,417
Other operating income	15	126	17	168	58	91
Costs and expenses	-1,891	-2,065	-2,203	-8,227	-8,445	-8,580
Depreciation, amortization and impairment charges	-350	-260	-286	-1,122	-1,048	-1,125
Operating profit	197	250	39	639	352	803
Share of results of associated companies and joint ventures	4	20	4	64	29	80
Gains on available-for-sale investments, net	27	—	127	27	127	72
Exchange rate and fair value gains and losses	25	19	24	48	107	25
Interest and other finance costs, net	-42	-46	-41	-178	-177	-270
Profit before tax	211	243	153	600	438	710
Income taxes	234	-75	-34	359	-121	-212
Profit after tax	445	168	119	959	317	498
Minority interest	-1	0	1	-1	2	2
Net profit for the period	444	168	120	958	319	500

Basic earnings per share, EUR	0.85	0.32	0.23	1.83	0.61	0.96
Diluted earnings per share, EUR	0.84	0.32	0.23	1.82	0.61	0.96

Consolidated balance sheet

EUR million	31.12.2004	31.12.2003
ASSETS
Non-current assets
Goodwill	1,560	1,663
Other intangible assets	519	522
Property, plant and equipment	7,621	8,125
Investment properties	38	42
Biological assets	1,143	1,127
Investments in associated companies and joint ventures	1,047	1,012
Available-for-sale investments	366	353
Non-current receivables	240	244
Deferred tax assets	246	403
Other non-current assets	22	18
	12,802	13,509

Current assets
Inventories	1,138	1,144
Trade and other receivables	1,587	1,439
Income tax receivables	60	62
Cash and cash equivalents	240	437
	3,025	3,082

Total assets	15,827	16,591

EQUITY AND LIABILITIES
Capital and reserves
Share capital	891	890
Share issue	1	—
Share premium reserve	745	737
Translation differences	-55	-42
Fair value and other reserves	284	258

Retained earnings	5,720	5,154
	7,586	6,997

Minority interest	26	32

Non-current liabilities
Deferred tax liabilities	932	1,579
Pension obligations	407	650
Provisions	154	103
Interest-bearing liabilities	4,424	4,911
Other non-current liabilities	26	79
	5,943	7,322

Current liabilities
Current interest-bearing liabilities	917	870
Trade and other payables	1,320	1,269
Income tax payables	35	101
	2,272	2,240
Total liabilities	8,215	9,562

Total equity and liabilities	15,827	16,591

Consolidated statement of changes in shareholders’ equity

EUR million	Share capital	Share issue	Share premium reserve	Translation differences	Fair value and other reserves	Retained earnings	Total
Shareholders’ equity at 1 January 2003	442	—	704	24	805	5,229	7,204
Share issue	445	—	—	—	-445	—	—
Convertible bond loan 1994	3	—	33	—	-36	—	—
Translation differences	—	—	—	-66	—	—	-66
Other items	—	—	—	—	—	-4	-4
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	32	—	32
transferred to income statement	—	—	—	—	—	—	—
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	2	—	2
transferred to income statement, net of tax	—	—	—	—	-100	—	-100
Dividend paid	—	—	—	—	—	-390	-390
Net profit for the period	—	—	—	—	—	319	319
Balance at 31 December 2003	890	—	737	-42	258	5,154	6,997
Shareholders’ equity at 1 January 2004	890	—	737	-42	258	5,154	6,997
Share options exercised	1	1	8	—	—	—	10
Translation differences	—	—	—	-13	—	—	-13
Other items	—	—	—	—	1	1	2
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	31	—	31
transferred to income statement, net of tax	—	—	—	—	-19	—	-19
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	13	—	13
transferred to income statement, net of tax	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	-393	-393
Net profit for the period	—	—	—	—	—	958	958
Balance at 31 December 2004	891	1	745	-55	284	5,720	7,586

Consolidated cash flow statement

	Year ended 31 December
EUR million	2004	2003	2002
Cash flow from operating activities
Net profit for the period	958	319	500
Adjustments to net profit 1)	381	1,081	1,392
Interest received	39	16	30
Interest paid	-189	-239	-311
Dividends received	39	70	67
Other financial items, net	-45	54	46
Income taxes paid	-72	-160	-194
Change in working capital, net of business acquired or sold 2)	-114	117	-112
Net cash provided by operating activities	997	1,258	1,418

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash	-1	-14	-10
Acquisition of shares in associated companies	-40	-2	-26
Acquisition of available-for-sale investments	-1	—	-5
Capital expenditure	-630	-599	-571
Proceeds from disposal of subsidiary shares, net of cash	185	-5	12
Proceeds from disposal of shares in associated companies	25	14	7
Proceeds from disposal of available-for-sale investments	-41	174	-1
Proceeds from sale of fixed assets	29	18	84
Proceeds from long-term receivables	20	54	71
Increase in long-term receivables	-12	-6	-2
Other investing cash flow	—	-7	—
Net cash used in investing activities	-466	-373	-441

Cash flow from financing activities
Proceeds from long-term liabilities	—	579	1,050
Payments of long-term liabilities	-224	-1,015	-981
Proceeds from (payment of) short-term borrowings, net	-102	-111	-676
Share options exercised	10	—	—
Dividends paid	-393	-390	-388
Other financing cash flow	-2	22	-36
Net cash used in financing activities	-711	-915	-1,031

Change in cash and cash equivalents	-180	-30	-54

Cash and cash equivalents at the beginning of year	437	499	569
Foreign exchange effect on cash	-17	-32	-16
Change in cash and cash equivalents	-180	-30	-54
Cash and cash equivalents at year-end	240	437	499

Notes to the consolidated cash flow statement

1) Adjustments to net profit

Minority interest	1	-2	-2
Taxes	-358	121	212
Depreciation, amortization and impairment charges	1,122	1,048	1,125
Share of results in associated companies and joint ventures	-64	-29	-80
Profits and losses on sale of fixed assets and investments	-138	-19	-39
Gains on available-for-sale investments, net	-27	-127	-72
Change in the Finnish pension system	-269	—	—
Finance costs, net	129	70	245
Other adjustments	-15	19	3
	381	1,081	1,392
2) Change in working capital, net of businesses acquired or sold

Inventories	-26	34	-2
Current receivables 3)	-203	66	89
Current non-interest bearing liabilities	115	17	-199
	-114	117	-112

3) 2004 includes EUR 179 million arising on termination of the securitization programme for trade receivables.

Quarterly information

EUR million	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 04	1-12/ 03	1-12/ 02
Sales by segment
Magazine Papers	876	834	821	754	890	828	804	758	3,285	3,280	3,570
Newsprint	342	316	320	317	350	302	320	301	1,295	1,273	1,379
Fine and Speciality Papers	545	581	561	588	550	552	559	583	2,275	2,244	2,446
Converting	354	350	352	353	327	335	344	364	1,409	1,370	1,539
Wood Products	326	354	418	388	368	381	425	374	1,486	1,548	1,487
Other Operations	105	130	149	168	115	116	123	158	552	512	525
Internal sales	-125	-116	-124	-117	-89	-114	-122	-115	-482	-440	-529
Sales, total	2,423	2,449	2,497	2,451	2,511	2,400	2,453	2,423	9,820	9,787	10,417

Operating profit by segment 1)
Magazine Papers	-108	32	4	-6	23	29	9	-11	-78	50	177
Newsprint	1	7	-7	-2	-9	-5	2	4	-1	-8	121
Fine and Speciality Papers	34	47	34	47	38	48	49	71	162	206	355
Converting	17	18	22	23	4	15	8	16	80	43	63
Wood Products	-25	109	14	9	-2	-1	16	8	107	21	32
Other Operations	278	37	24	30	-15	27	16	12	369	40	55
Operating profit, total	197	250	91	101	39	113	100	100	639	352	803
% of sales	8.1	10.2	3.6	4.1	1.6	4.7	4.1	4.1	6.5	3.6	7.7
Share of results of associated companies and joint ventures	4	20	28	12	4	9	2	14	64	29	80
Gains on available-for-sale investments, net	27	—	—	—	127	—	—	—	27	127	72
Exchange rate and fair value gains and losses	25	19	10	-6	24	12	21	50	48	107	25
Interest and other finance costs, net	-42	-46	-46	-44	-41	-48	-33	-55	-178	-177	-270
Profit before tax	211	243	83	63	153	86	90	109	600	438	710
Income taxes	234	-75	214	-14	-34	-30	-27	-30	359	-121	-212
Profit before minority interest	445	168	297	49	119	56	63	79	959	317	498
Minority interest	-1	—	—	—	1	1	—	—	-1	2	2
Net profit for the period	444	168	297	49	120	57	63	79	958	319	500

Basic earnings per share, EUR	0.85	0.32	0.57	0.09	0.23	0.11	0.12	0.15	1.83	0.61	0.96
Diluted earnings per share, EUR	0.84	0.32	0.57	0.09	0.23	0.11	0.12	0.15	1.82	0.61	0.96
Average number of shares, basic (1,000)	523,827	523,579	523,579	523,579	523,579	523,579	523,579	521,757	523,641	523,130	518,935
Average number of shares, diluted (1,000)	526,772	526,167	526,101	525,949	524,476	524,440	523,894	524,206	526,247	524,254	525,782

Non-recurring items included in - operating profit. Non-recurring items in operating profit are specified in the divisional reviews on pages 5-11.
Magazine papers	-104	—	—	—	—	—	—	-22	-104	-22	-108
Newsprint	2	—	—	—	—	-9	—	—	2	-9	-8
Fine and Speciality papers	3	—	—	—	—	—	—	—	3	—	—
Converting	2	—	—	—	—	—	—	—	2	—	—
Wood Products	-27	110	—	—	—	—	—	—	83	—	—
Other Operations	219	—	—	—	-2	-11	-13	-4	219	-30	14
Non-recurring items in operating profit, total	95	110	—	—	-2	-20	-13	-26	205	-61	-102
Non-recurring items reported after operating profit 1)	36	—	—	—	136	—	—	—	36	136	78
Non-recurring items reported in taxes 2)	284	—	235	—	—	—	—	—	519	—	—
Non-recurring items, total	415	110	235	—	134	-20	-13	-26	760	75	-24

Operating profit, excl. non-recurring items	102	140	91	101	41	133	113	126	434	413	905
% of sales	4.2	5.7	3.6	4.1	1.6	5.5	4.6	5.2	4.4	4.2	8.7
Profit before tax, excl. non-recurring items	80	133	83	63	19	106	103	135	359	363	734
% of sales	3.3	5.4	3.3	2.6	0.8	4.4	4.2	5.6	3.7	3.7	7.0
Earnings per share, excl. non-recur. items, EUR	0.12	0.19	0.12	0.09	0.05	0.13	0.14	0.18	0.52	0.50	1.00
ROE, excl. non-recurring items, %	3.3	5.6	3.6	2.9	1.4	4.1	4.2	5.4	3.7	3.7	7.1
ROCE, excl. non-recurring items, %	4.0	6.0	4.1	3.8	2.5	4.9	4.9	6.1	4.5	4.7	7.6

1)	Non-recurring items include net gains of EUR 26 million on sales of listed shares and income of EUR 10 million relating to changes in the Finnish employees’ pension scheme (TEL) in associated companies.
2)	Non-recurring items for 2004 consist of a reduction of EUR 235 million in deferred tax liabilities in Finland and EUR 284 million in Germany.

Changes in property, plant and equipment

EUR million	1-12/ 2004	1-12/ 2003
Book value at beginning of period	8,125	8,389
Acquired companies	4	4
Capital expenditure	568	714
Decreases	-67	-26
Depreciation and impairment charges	-955	-882
Translation difference and other changes	-54	-74
Book value at end of period	7,621	8,125

Commitments and contingencies

EUR million	31.12.2004	31.12.2003
Own commitments
Mortgages	111	178

On behalf of associated companies and joint ventures
Guarantees for loans	44	41

On behalf of others
Guarantees for loans	3	4
Other guarantees	7	3

Other own commitments
Leasing commitments for the next 12 months	23	24
Leasing commitments for subsequent periods	82	65
Other commitments	38	43

Capital commitments

EUR million	Completion	Total cost	By 31.12.2003	1-12/ 2004	After 31.12.2004
Changshu paper machine project	June 2005	390	45	178	167
New power plant, Shotton	November 2006	60	—	—	60
Tervasaari PM 8, additional capacity	July 2005	64	—	13	51
New coater line, Raflatac, Fletcher	October 2005	32	—	3	29
New power plant, Rauma	December 2006	20	—	—	20

Notional amounts of derivative financial instruments

EUR million	31.12.2004	31.12.2003
Currency derivatives
Forward contracts	3,358	2,836
Options, bought	—	—
Options, written	—	—
Swaps	577	584
Interest rate derivatives
Forward contracts	4,446	6,468
Options, bought	—	—
Options, written	139	71
Swaps	2,747	3,281
Other derivatives
Forward contracts	8	13
Swaps	47	13

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-12/ 2004	1-12/ 2003
Sales to associated companies	50	15
Purchases from associated companies	539	509
Non-current receivables at end of period	11	10
Trade and other receivables at end of period	20	23
Trade and other payables at end of period	132	37

Key exchange rates for the euro at end of period

	31.12.2004	30.9.2004	30.6.2004	31.3.2004	31.12.2003	30.9.2003	30.6.2003	31.3.2003	31.12.2002
USD	1.3621	1.2409	1.2155	1.2224	1.2630	1.1652	1.1427	1.0895	1.0487
CAD	1.6416	1.5740	1.6343	1.5979	1.6234	1.5717	1.5506	1.6037	1.6550
JPY	139.65	137.17	132.40	126.97	135.05	128.80	137.32	129.18	124.39
GBP	0.7051	0.6868	0.6708	0.6659	0.7048	0.6986	0.6932	0.6896	0.6505
SEK	9.0206	9.0588	9.1451	9.2581	9.0800	8.9625	9.2488	9.2608	9.1528

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations